NASDAQ: NICM

TSX.V: NIM

FSE: HLIA

NICOLA MINING REOPENS PORTALS 1 AND 2 AT TREASURE MOUNTAIN SILVER MINE WITH
INTENTION TO RECOMMENCE OPERATIONS IN 2027

VANCOUVER, B.C., September 9, 2026 - Nicola Mining Inc. (NASDAQ: NICM) (TSX.V: NIM) (FSE: HLIA) (the "Company" or "Nicola") is pleased to announce the results of an independent underground inspection and factual assessment of its Treasure Mountain Silver Mine (Permit M-239), located approximately 30 kilometres northeast of Hope, British Columbia. The genesis of the underground inspection corresponds with the Company's intention of reopening the mine in 2027.

McElhanney Ltd. ("McElhanney"), an independent Canadian engineering and consulting firm, was retained by Nicola to conduct the first stage of an evaluation associated with the proposed restart of the historic underground silver-lead-zinc mine. The assessment was designed to establish a baseline understanding the conditions of existing underground workings, access, and infrastructure.

The inspection found that Treasure Mountain is in generally better condition than anticipated following approximately 13 years of inactivity expediting the timing of potentially recommencing mining activities.

Both principal portals remain accessible, significant portions of the underground development remain open, natural ventilation pathways are functioning, and much of the historical underground infrastructure remains in place. Most importantly, no conditions were observed that would prevent the project from advancing to the next stage of evaluation.

Key Findings

The July 27, 2026, inspection included both Portal 1 (Level 1) and Portal 2 (Level 2), underground workings and surface infrastructure. Among the principal findings:

  Both portals remain accessible and generally intact, with minimal evidence of sloughing or burial. Access roads were passable by standard pickup truck.
  No flooded workings or major inaccessible collapse zones were encountered within the inspected areas, while atmospheric conditions remained acceptable throughout the inspection.
  Extensive existing underground development remains accessible, including access drifts, crosscuts, historic stopes, raises, draw points, diamond-drill bays, remuck stations and sump infrastructure.
  Most existing ground-support installations appeared functional, although localized rehabilitation, scaling and support replacement will be required, particularly near the Portal 2 entrance.
  Natural ventilation remains evident throughout much of the mine, with strong airflow observed through connected raises.
  Existing compressed-air lines, water lines and portions of the electrical distribution infrastructure remain throughout the accessible workings, although these systems will require assessment and, where necessary, replacement or upgrading before recommissioning.

Photos of Treasure Mountain Underground

Portal 1 Level 1	Level 1 Raise for Mining

Portal 2 Level 2	Level 2 Raise for Mining

Existing Development Creates Exploration Opportunities

The assessment also identified several features that may provide meaningful opportunities as Nicola advances its evaluation of Treasure Mountain.

In addition, a significant volume of muck material was observed in a crosscut near the Level 1 portal. McElhanney noted that the material could represent broken ore from historical mining or development. Following establishment of safe access, Nicola intends to evaluate the material through representative sampling and assaying. If mineralization is confirmed, it could represent a readily accessible source of processing feed during future restart activities.

It was also concluded that the combination of accessible underground drill stations, partially developed headings, potential unprocessed material and unexplored areas indicates that exploration potential remains within the currently accessible workings.

Advancing Toward a Phased Restart

The assessment establishes a clear technical pathway for Nicola's continued evaluation of Treasure Mountain Silver Mine. The next phase is expected to include a detailed geotechnical and rehabilitation assessment, followed by surveying and mapping of the underground workings. Nicola would then reconcile the updated survey with historical mine plans, geological models and production records to prioritize exploration and potential mining areas.

This work would form the basis for subsequent mine planning, ventilation design, rehabilitation and recommencing of mineral extraction. Initial recommendations focus on rehabilitation expenditures on areas offering the greatest operational value potential, thereby supporting a phased and cost-effective mine restart strategy.

Peter Espig, Chief Executive Officer of Nicola Mining, commented:

"The findings provide an encouraging starting point for our evaluation of restarting Treasure Mountain. After approximately 13 years of inactivity, both portals remain accessible, substantial underground development remains open, natural ventilation continues to function, and much of the historical infrastructure remains in place.

"Also of interest are the existing underground drill stations and partially developed workings, which may allow Nicola to advance exploration while leveraging development completed by previous operators. Our objective is to proceed methodically-first establishing safe access and an accurate understanding of the existing workings and then recommence mining activities on Level 1 and Level 2, prior to conduction exploration.

"Treasure Mountain is not simply an exploration concept; it is an existing underground mine with considerable historical development already completed. Combined with Nicola's permitted Merritt milling infrastructure, we believe this provides the Company with a differentiated opportunity to evaluate a disciplined and capital-efficient pathway toward renewed silver production."

Qualified Person

The scientific and technical disclosures included in this news release have been reviewed and approved by Will Whitty, P.Geo., who is the Qualified Person as defined by NI 43-101. Mr. Whitty is Vice President of Exploration for the Company.

About Nicola Mining

Nicola Mining Inc. is a junior mining company listed on the NASDAQ, the TSX Venture Exchange and Frankfurt Exchange that maintains a 100% owned mill and tailings facility, located near Merritt, British Columbia. It has signed Mining and Milling Profit Share Agreements with high grade gold projects. Nicola's fully permitted mill can process both gold and silver mill feed via gravity and flotation processes.

The Company owns 100% of the New Craigmont Project, a high-grade copper property, which covers an area of over 10,800 hectares along the southern end of the Guichon Batholith and is adjacent to Highland Valley Copper, Canada's largest copper mine. The Company also owns 100% of the Treasure Mountain Property, which includes 30 mineral claims and a mineral lease, spanning an area exceeding 2,200 hectares.

On behalf of the Board of Directors

"Peter Espig"

Peter Espig

CEO & Director

For additional information: Contact: Bill Cawker

Phone: (604) 649-0080

Email: info@nicolamining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.